UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Spansion Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

84649R200

(CUSIP Number)

Paul Mercadante

SLS Spansion Holdings, LLC

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84649R200

1.	Name of Reporting Person SLS Spansion Holdings, LLC EIN: 27-1668287

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,491,494

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,491,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,491,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%*

14.	Type of Reporting Person OO

* As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2013, there were 58,860,754 shares of Class A Common Stock, par value $0.001 (“Common Stock”) issued and outstanding as of October 28, 2013.

CUSIP No. 84649R200

1.	Name of Reporting Person Silver Lake Sumeru Fund, L.P. EIN: 26-0272229

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,491,494

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,491,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,491,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%*

14.	Type of Reporting Person PN

*As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2013, there were 58,860,754 shares of Class A Common Stock issued and outstanding as of October 28, 2013.

CUSIP No. 84649R200

1.	Name of Reporting Person Silver Lake Technology Investors Sumeru, L.P. EIN: 26-1505548

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,491,494

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,491,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,491,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%*

14.	Type of Reporting Person PN

*As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2013, there were 58,860,754 shares of Class A Common Stock issued and outstanding as of October 28, 2013.

CUSIP No. 84649R200

1.	Name of Reporting Person Silver Lake Technology Associates Sumeru, L.P. EIN: 26-0271992

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,491,494

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,491,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,491,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%*

14.	Type of Reporting Person PN

*As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2013, there were 58,860,754 shares of Class A Common Stock issued and outstanding as of October 28, 2013.

CUSIP No. 84649R200

1.	Name of Reporting Person SLTA Sumeru (GP), L.L.C. EIN: 26-0271753

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,491,494

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,491,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,491,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%*

14.	Type of Reporting Person OO

*As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2013, there were 58,860,754 shares of Class A Common Stock issued and outstanding as of October 28, 2013.

CUSIP No. 84649R200

1.	Name of Reporting Person Silver Lake Group, L.L.C. EIN: 26-0895325

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 298,036

	8.	Shared Voting Power 2,491,494

	9.	Sole Dispositive Power 298,036

	10.	Shared Dispositive Power 2,491,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,789,530

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.7%*

14.	Type of Reporting Person OO

*As reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2013, there were 58,860,754 shares of Class A Common Stock issued and outstanding as of October 28, 2013.

CUSIP No. 84649R200

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Amendment No. 9 to Schedule 13D (this “Amendment”) relating to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Spansion Inc., a Delaware Corporation (the “Issuer”), having its principal executive offices at 915 DeGuine Drive, P.O. Box 3453, Sunnyvale, CA 94088, hereby supplements and amends the Schedule 13D jointly filed on May 20, 2010 (the “Initial 13D”), as amended by that Amendment No. 1 to the Schedule 13D filed on June 16, 2010, Amendment No. 2 to the Schedule 13D filed on June 18, 2010, Amendment No. 3 to the Schedule 13D filed on July 2, 2010, Amendment No. 4 to the Schedule 13D filed on November 22, 2010, Amendment No. 5 to the Schedule 13D filed on December 5, 2012, Amendment No. 6 to the Schedule 13D filed on May 21, 2013, Amendment No. 7 to the Schedule 13D filed on September 12, 2013 and Amendment No. 8 to the Schedule 13D filed on January 8, 2014 (“Amendment No. 8”) by SLS Spansion Holdings, LLC (“SLS Spansion”), Silver Lake Sumeru Fund, L.P. (the “Sumeru Fund”), Silver Lake Technology Investors Sumeru, L.P. (the “Side Fund”), Silver Lake Technology Associates Sumeru, L.P. (“SLS Lower GP”), SLTA Sumeru (GP), L.L.C. (“SLS Upper GP”) and Silver Lake Group, L.L.C. (“SLG”), each a Delaware entity (each a “Reporting Person,” and collectively, the “Reporting Persons”).  Capitalized terms used but not defined in this Amendment shall have the respective meanings ascribed to such terms in the Initial 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows, which supersedes Item 5 of Amendment No. 8:

(a)           The disclosure set forth in this Amendment assumes that there were 58,860,754 shares of Common Stock outstanding as of October 28, 2013, as represented by the Issuer.

As of the date hereof, SLS Spansion directly owns 2,491,494 shares, which constitutes approximately 4.2% of the Common Stock outstanding.  The Sumeru Fund is the managing member of SLS Spansion, and the Side Fund is a member of SLS Spansion.  SLS Lower GP is the general partner of each of the Sumeru Fund and the Side Fund.  SLS Upper GP is the general partner of SLS Lower GP.  As such, each of the Sumeru Fund, the Side Fund, SLS Upper GP and SLS Lower GP may be deemed to beneficially own the Common Stock directly owned by SLS Spansion.  However, each of them disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

SLG is the managing member of SLS Upper GP.  As such, SLG may be deemed to beneficially own the Common Stock held by SLS Spansion.  However, SLG disclaims beneficial ownership of any of the shares held by SLS Spansion, except to the extent of its pecuniary interest.

In addition to the shares of Common Stock reported in this Amendment and the Initial 13D, Paul Mercadante and Ajay Shah, who were members of the Issuer’s board of directors until their resignations on May 13, 2013, received 62,500 and 43,000 shares, respectively, of Common Stock (in the form of restricted stock units) as part of the Issuer’s board compensation award.  The restricted stock units will vest quarterly over three years from the grant date.  Mr. Mercadante and Mr. Shah are officers of Silver Lake Management Company Sumeru, L.L.C. (“Sumeru”).  Pursuant to their arrangements with Sumeru with respect to director compensation, the proceeds from any sale of the shares underlying the restricted stock units will be assigned to Sumeru.

(b)           The Cover Pages of this Amendment are incorporated herein by reference.

(c)           On January 22, 2014, SLS Spansion sold 1,500,000 shares of Common Stock at a price per share of $15.07, in an open-market transaction pursuant to Rule 144.

(d)           Not applicable.

(e)           On January 22, 2014, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 23, 2014

SLS SPANSION HOLDINGS, LLC

By:	Silver Lake Sumeru Fund, L.P., its managing member
By:	Silver Lake Technology Associates Sumeru, L.P., its general partner
By:	SLTA Sumeru (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SILVER LAKE SUMERU FUND, L.P.

By:	Silver Lake Technology Associates Sumeru, L.P., its general partner
By:	SLTA Sumeru (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SILVER LAKE TECHNOLOGY INVESTORS SUMERU, L.P.

By:	Silver Lake Technology Associates Sumeru, L.P., its general partner
By:	SLTA Sumeru (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.

By:	SLTA Sumeru (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SLTA SUMERU (GP), L.L.C.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer

SILVER LAKE GROUP, L.L.C.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director & Chief Legal Officer